FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2005

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date March 1, 2005

"Barbara O'Neill"

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG Investments Inc.

UNAUDITED INTERIM FINANCIAL STATEMENTS

1st Quarter Reports December 31, 2004

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7
CNQ Listing: CDGI
www.cdginvestments.ca
Phone: (403) 233-7898
Fax: (403) 266-2606

In accordance with national Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at December 31, 2004 nor the unaudited interim statements of operations and cash flows for the three month periods ended December 31, 2004 and December 31, 2003.

CDG INVESTMENTS INC.
INTERIM BALANCE SHEETS
(Unaudited - prepared by management)

	December 31, 2004	September 30, 2004
ASSETS		
CURRENT		
Cash and cash equivalents	$ 407,347	$ 181,241
Accounts receivable	26,088	25,905
Due from related parties	21,443	18,896
Prepaids and deposits	52,175	53,038
Marketable securities	-	74,700
	507,053	353,780
INVESTMENTS Note 2	2,753,923	2,865,048
	$ 3,260,976	$ 3,218,828
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 216,483	$ 195,081
Due to related parties	2,837	-
	219,320	195,081
CONVERTIBLE DEBENTURES Note 3	-	517,375
	219,320	712,456
SHAREHOLDERS' EQUITY		
CAPITAL STOCK Note 4		
Authorized		
Unlimited number of shares without nominal or par value		
Issued		
34,153,172 common shares (Sept,2004 - 28,154,081)	43,293,885	42,644,074
EQUITY COMPONENT CONVERTIBLE DEBENTURES Note 3	-	72,000
CONTRIBUTED SURPLUS	172,594	172,594
DEFICIT	(40,424,823)	(40,382,296)
	3,041,656	2,506,372
	$ 3,260,976	$ 3,218,828

Commitments Note 5

See accompanying notes to the financial statements.

Approved on behalf of the Board:

"James Devonshire" James Devonshire, Director

"Gregory Smith" Gregory Smith, Director

CDG INVESTMENTS INC.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

For the three months ended December 31,	2004	2003
		(Note 1)
REVENUE		
Interest	$ 1,047	$ 3,125
Recovery of indirect costs and other	3,958	4,652
	5,005	7,777
EXPENSES AND OTHER		
General and administrative	63,312	36,947
Debenture interest	12,308	14,843
Equity in loss of investees	221,403	13,848
Gain on disposal of investments	(167,193)	(318,006)
Gain on dilution of equity investment	(82,298)	-
	47,532	(252,368)
EARNINGS (LOSS) FROM OPERATIONS	(42,527)	260,145
OTHER		
Write-down of mineral property and equipment	-	(19,279)
NET EARNINGS (LOSS)	(42,527)	240,866
DEFICIT, beginning of period	(40,382,296)	(41,252,660)
DEFICIT, end of period	$ (40,424,823)	$ (41,011,794)
EARNINGS (LOSS) PER SHARE		
Basic and diluted	$ 0.00	$ 0.01
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		
Basic and diluted	29,195,929	28,154,081

See accompanying notes to the financial statements

CDG INVESTMENTS INC.
INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

Three months ended December 31,	**2004**	**2003** (Note 1)
Increase (decrease) in cash and cash equivalents:		
OPERATING ACTIVITIES		
Interest and other income received	$ 5,005	$ 7,777
Cash operating expenses	(40,942)	(46,622)
	(35,937)	(38,845)
INVESTING ACTIVITIES		
Mineral property and equipment expenditures	-	(101,603)
Purchase of investments	(118,440)	(345,000)
Proceeds on disposal of investments	332,355	577,670
	213,915	131,067
FINANCING ACTIVITIES		
Shares issued pursuant to warrant exercise	55,000	-
Debenture interest paid	(6,872)	-
	48,128	-
INCREASE IN CASH AND CASH EQUIVALENTS	226,106	92,222
CASH AND CASH EQUIVALENTS:		
Beginning of period	181,241	238,467
End of period	$ 407,347	$ 330,689

Supplemental information:
Income taxes and interest
The Company did not expend cash on income taxes during the period ended December 31, 2004, ($18,677 - December 31, 2003).

Interest paid during the respective periods is reflected above as debenture interest paid.

Non-cash transactions
During the three months ended December 31, 2004 the Debenture Holders converted their debentures with a principal amount of $550,000 into 5,499,091 common shares of the Company.

See accompanying notes to the financial statements.

CDG INVESTMENTS INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
December 31, 2004
(Unaudited – prepared by management)

1. Basis of Presentation and Continuance of Operations

These unaudited interim consolidated financial statements, which have not been reviewed by the Company's auditors, should be read in conjunction with the audited financial statements for the year ended September 30, 2004 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2004.

Effective April 30, 2004, the Company surrendered effective control of its wholly owned subsidiary, Waddy Lake Resources Inc., (Waddy), when it sold 49% of its investment and turned over all operating decisions to the acquirer. As a result, effective April 30, 2004, the Company ceased to consolidate Waddy. Waddy was inactive during the previous fiscal period. Waddy's earnings and cash flows in the three months ended December 31, 2003 were insignificant.

2. Investments

		Dec. 31, 2004		Sept. 30, 2004
Portfolio investments:				
Golden Band Resources Inc. (12,163,968,(Sept.30,2004 – 12,361,266) common shares; fair value - $2,433,000, (Sept 30, 2004 - $2,472,000)	$	**1,428,900**	$	1,400,921
Aloak Corp. (4,200,000, (Sept 30, 2004 – 4,200,000) common shares; fair value - $42,000, (Sept. 30, 2004 - $42,000)		**21,000**		21,000
		1,449,900		1,421,921
Equity-accounted investments:				
Tyler Resources Inc. (14,216,952, (Sept.30, 2004 – 14,216,952) common shares; fair value $16,776,000,(Sept 30,2004- $4,123,000)		**1,211,314**		1,149,353
Manson Creek Resources Ltd. (5,899,048, (Sept.30, 2004 – 5,899,048), common shares; fair value - $619,000, (Sept.30, 2004 - $708,000)		**92,708**		293,773
Northern Abitibi Mining Corp. (7,995,426, (Sept. 30, 2004 – 7,995,426), common shares; fair value - $760,000, (Sept.30, 2004 - $280,000)		**1**		1
	$	**2,753,923**	$	2,865,048

Fair values above are based on market quotes as at the date indicated and may not represent actual proceeds should these investments be sold. The investments in Manson Creek, Northern Abitibi and Tyler represent 36%, 29% and 19% of the total issued and outstanding shares of the respective companies as at December 31, 2004. See note 7, subsequent events.

3. Convertible Debentures

Directors, or companies over which they have control or direction, subscribed to $450,000 of the debentures. The debentures were converted into units comprised of one common share and one share purchase warrant during December, 2004 resulting in the issuance of 5,499,091 common shares and 5,499,091 warrants.

	December 31, 2004		September 30, 2004
Principal amount	-	$	550,000
Less equity component	-		(72,000)
	-		478,000
Add accreted interest	-		39,375
Liability component	-	$	517,375

The debentures had been segregated into the respective fair values of their debt and equity components on the date of issuance. Over the term of the debentures, the debt component was accreted to the face value of the debentures by recording additional interest expense. Upon conversion of the debt the debt and equity components were eliminated and capital stock was credited for the carrying amount of the debt.

CDG INVESTMENTS INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004
(Unaudited – prepared by management)

4. Capital Stock

Issued:

	Number of Shares	Amount
Balance, September 30, 2004	28,154,081	$42,644,074
Issued upon conversion of debentures	5,499,091	594,811
Issued upon exercise of warrants	500,000	55,000
Balance, December 31, 2004	34,153,172	$43,293,885

Stock options and warrants

Warrants

At December 31, 2004, share purchase warrants were outstanding that may be exercised to purchase the number of common shares indicated:

Expiry	Number of Shares	Exercise Price
March 14, 2006	3,000,000	$0.65
December 16, 2006	4,990,000	$0.11 - $0.13
December 21, 2006	9,091	$0.12 - $0.14
	7,999,091	

Options

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. Options are granted at the fair value of the shares around the grant date or a greater amount determined by the Directors.

During the period no stock options were granted, exercised or cancelled. Stock options to acquire 475,000 common shares expired on November 9, 2004. The following summarizes options outstanding at December 31, 2004, all of which vested immediately upon granting:

Expiry	Number of Shares	Exercise Price
June 4, 2007	1,975,000	$0.11

5. Commitments

Pursuant to a sublease agreement with a company related by virtue of certain common officers and directors, the Company is committed to pay its share of lease operating costs and base lease expense. The committed base lease costs for the following fiscal years are $12,150 in each of 2005 and 2006 and $3,050 in 2007, the final year of the lease. The Company is also committed to pay its share of lease operating costs that vary from year to year, and aggregated approximately $10,000 in fiscal 2004.

6. Related Party Transactions

During the three months ended December 31, 2004 the Company charged $24,000 to companies related by virtue of certain common officers and directors for their share of common administrative and secretarial costs. Related party receivables relate to any unpaid portions at period-end. During the three months ended December 31, 2004, the Company was billed $3,000 for its share of base office lease costs and $3,000 for its share of lease operating and miscellaneous costs by a company related by virtue of certain common officers and directors. Billings for the consulting services provided by certain officers' and directors' controlled companies aggregated $10,000 during the three months ended December 31, 2004. The related party payable at December 31, 2004 related to these charges. These related party transactions were in the normal course of business and were measured at the exchange amount, being the amount of consideration established and agreed to by the related parties. See also note 3.

7. Subsequent Events

Subsequent to period end, 600,000 stock options were exercised at $0.11 per share for total consideration to the Company of $66,000. Further 100,000 stock options exercisable at $0.11 per share were cancelled upon the cessation of services of a consultant to the Company.

Subsequent to period end the Company sold 1,581,000 Golden Band Resources Inc. shares for proceeds of $409,000. Further the Company sold 210,000 shares of Tyler Resources Inc. for proceeds of $341,000 and 1,052,000 shares of Aloak Corp. for proceeds of $19,000. In addition the Company sold 208,500 common shares of Manson Creek Resources Ltd. for proceeds of $42,000 and exercised warrants to acquire 500,000 common shares for an aggregate cost of $75,000.

CDG INVESTMENTS INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2004

The information included in this document should be read in conjunction with the unaudited interim financial statements for the three months ended December 31, 2004 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is February 14, 2005. All dollar amounts are in Canadian Dollars unless otherwise stated.

1) Principal Business of the Company

The Company's business consists of holding investments in primarily mineral exploration companies. At December 31, 2004, it had significant holdings, (36%, 29% and 19%), in three related mineral exploration companies, Manson Creek Resources Inc., Northern Abitibi Mining Corp. and Tyler Resources Inc. The Company also holds a 19% interest in Golden Band Resources Inc., an unrelated company over which Management does not have significant influence. This interest was subsequently diluted to 17%. The Company's investment policy, as it pertains to these mineral exploration company investments, can be described as "buy-and-hold." If management determines at any time that greater value can be realized by selling an investment than maintaining it, the Company will dispose of the investment or some portion thereof. The Company may also, from time to time, acquire less significant holdings in companies that hold the possibility for relatively short-term gains.

The mineral exploration companies in which the Company invests do not have near-term sources of operating income. Their value and potential to increase in value are solely attributable to the perceived value of their exploration property holdings. The Company's significant investments, percentage interest held by the Company and the location of the investees' significant exploration properties are summarized below:

Investee	Percentage interest	Mineral property locations	Prospective minerals
Tyler Resources Inc.	18%	Mexico, Saskatchewan	Copper, gold
Golden Band Resources Inc.	17%	Saskatchewan	Gold
Manson Creek Resources Inc.	36%	Yukon, British Columbia	Silver, lead, zinc, copper
Northern Abitibi Mining Corp.	29%	Labrador, Quebec	Gold, nickel

The investment in Golden Band is carried on the cost basis as the Company does not have significant influence over operating decisions and does not have a significant presence on the board of directors. The remainder of the investments summarized in the above table, are accounted for on the equity basis, as the Company shares certain common officers and directors and exercises significant influence over the operating decisions of these companies.

2) Operating Results

Three months ended December 31, 2004 compared to the three months ended December 31, 2003

The Company had a net loss of $43,000 in the three months ended December 31, 2004 versus net earnings of $241,000 in the comparative period. The more significant variances are summarized below:

	Three Mos. Ended Dec. 31, 2004	Three Mos. Ended Dec.31, 2003	Variance Positive (Negative)	
General and administrative costs	$ (63,312)	$ (36,947)	$ (26,365)	1
Equity in loss of investees	(221,403)	(13,848)	(207,555)	2
Gain on disposal of investments	167,193	318,006	(150,813)	3
Gain on dilution of equity investment	82,298	-	82,298	4
Write-down of mineral property and equipment	-	(19,279)	19,279	5
Other income and expense items	(7,303)	(7,066)	(237)	
Net earnings (loss)	$ (42,527)	$ 240,866	$ (283,393)	

1

CDG INVESTMENTS INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2004

1. The increase in general and administrative expenses is primarily due to an expense recovery of $17,000 being included in the comparative amount. Further, CNQ fees of approximately $3,000 were incurred in the current period. The Company listed on the CNQ for the first time after December 31, 2003. Thus there were no CNQ costs for the comparative period.

2. The Company records its share of earnings (loss) of equity investees and increases or reduces the carrying value of the investment in an equal amount. The equity in loss of investees is comprised of the Company's share of the losses of Manson Creek, Northern Abitibi and, in the current period only, Tyler Resources as follows:

Three Months Ended:	December 31, 2004	December 31, 2003	
Manson Creek Resources Ltd.	$201,065	$ 7,643	a
Northern Abitibi Mining Corp.	-	6,205	b
Tyler Resources Inc.	20,338	-	c
Total	$ 221,403	$ 13,848	

   a. Manson Creek wrote-off mineral properties during the current period. The Company's share of this write-off was $192,000 in the current period, ($nil – 2003).
   b. The Company's investment in Northern Abitibi has been carried at $1 since late in the year ended September 30, 2004. The Company no longer records its share of Northern Abitibi's loss as the investment cannot be reduced any further.
   c. The Company acquired a significant investment in Tyler when it disposed of its interest in the Bahuerachi mineral property in exchange for Tyler shares on January 29, 2004. Thereafter the Company commenced to record its investment in Tyler on the equity basis. During the comparative period the Company did not have a significant investment in Tyler, therefore the investment was carried at cost and there was no recognition of the Company's share of Tyler's losses.

3. The gain on disposal of investments for each period is comprised of the following:

Three months ended	December 31, 2004		December 31, 2003	
Investment	Number Shares	Gain (Loss)	Number Shares	Gain(Loss)
Golden Band	789,500	$120,177	2,550,000	$307,638
RSX Energy Inc.	90,000	47,016	-	-
Aloak Corp.	-	-	700,000	10,368
		$167,193		$318,006

4. The gain on dilution of equity investment in the current period pertained to the Company's investment in Tyler Resources Inc. The Company's interest in Tyler was diluted by 1.4% with the issue by Tyler of an additional 4.9 million shares pursuant to warrant and option exercises during the period. The Company's share of the additional assets introduced to Tyler exceeded the cost of the Company's interest surrendered, therefore a gain was recognized.

5. The Company wrote-down its interest in the Bahuerachi, Mexico property to its estimated fair value during the comparative period based on an outside valuation.

2

CDG INVESTMENTS INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2004

3) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2004	2003	2002
Financial Results			
Interest and other	$ 24,096	$ 21,136	$ 23,668
Net Earnings (Loss)	$ 870,364	$ (804,667)	$ (990,563)
Basic and diluted earnings (loss) per share	$ 0.03	$(0.03)	$(0.04)
Financial Position			
Working capital (deficiency)	$ 158,699	$ 77,761	$ (259,766)
Total assets	$ 3,218,828	$ 3,587,293	$ 4,244,592
Share Capital	$ 42,644,074	$ 42,644,074	$ 42,644,074
Equity component of convertible debt	$ 72,000	$ 72,000	$ -
Contributed Surplus	$ 172,594	$ 172,594	$ 172,594
Deficit	$ (40,382,296)	$(41,252,660)	$(40,447,993)

4) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Dec.31 2004	Sept.30 2004	Jun.30 2004	Mar.31 2004	Dec 31 2003	Sept 30 2003	Jun 30 2003	Mar 31 2003
Interest & Other	$ 5,005	$ 4,983	$ 4,645	$ 6,691	$ 7,777	$ 8,631	$ 4,617	$ 4,837
Net earnings (loss) before mineral exploration - related items	(42,527)	(130,344)	(771,917)	180,093	260,145	(477,125)	(119,725)	(281,192)
Mineral exploration-related items	-	(1,859)	1,353,525	-	(19,279)	(315,827)	7,500	508,487
Net Earnings (Loss)	(42,527)	(132,203)	581,608	180,093	240,866	(792,952)	(112,225)	227,295
Basic Earnings (Loss) per share	$ 0.00	$ 0.00	$ 0.02	$ 0.01	$ 0.01	$ (0.03)	$ 0.00	$ 0.01
Diluted Earnings (Loss) per share	$ 0.00	$ 0.00	$ 0.02	$ 0.00	$ 0.01	$ (0.03)	$ 0.00	$ 0.01

The Company was formerly in the business of mineral exploration. It converted to an Investment Company through a process of liquidating its mineral exploration assets primarily in exchange for shares in mineral exploration companies. This liquidation process occurred over time and was completed by September 30, 2004. Gains, losses and expenses relating to these dispositions are disclosed separately above as "mineral exploration – related items" to assist in comparisons.

The investment-related income and loss items can vary significantly. Factors such as the number of investments sold, price received, whether there were investment write-downs, the amount of the Company's share of losses of equity-accounted companies, (that can vary significantly if mineral properties are written down in a period), and dilution gains or losses on investments all can result in dramatic changes in the financial results and balance sheet position reported by the Company over the periods under review above. Investors should review the management discussion and analysis for the periods above for further details.

3

CDG INVESTMENTS INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2004

5) Liquidity and Capital Resources

The Company's working capital position at December 31, 2004 is $288,000, (September 30, 2004 - $159,000). The increase in accounts payable and accrued liabilities of approximately $21,000 over the September 30, 2004 balance is primarily attributable to the accrual for year-end audit fees.

The excess of cash operating expenses over revenues for the period ended December 31, 2004 was $36,000 which did not vary significantly from the comparative period. The sale of investments contributed $332,000, (2003 - $578,000), cash to the Company and the acquisition of investments utilized $118,000, (2003 - $345,000) of cash. The investments sold during the periods ended December 31, 2004 and 2003 were summarized under 2) Operating Results above. Golden Band Resources Inc. shares were acquired in each of the periods pursuant to the exercise of warrants. These were the only investments acquired in the comparative periods.

In the period ended December 31, 2003 the Company expended $102,000 cash on the Bahuerachi, Mexico mineral property prior to the sale of the property interest to Tyler Resources Inc.

During the period ended December 31, 2004 500,000 warrants were exercised by an officer for proceeds of $55,000. The warrants were issued pursuant to the conversion of debentures into units comprised of common shares and share purchase warrants.

The Company expended $7,000 on debenture interest. This was payment in full of interest accruing to the date that the debentures were converted into common shares and warrants.

Subsequent to period-end the Company sold 1,581,000 shares of Golden Band Resources for proceeds of $409,000. Further, the Company sold 210,000 shares of Tyler Resources Inc. for proceeds of $341,000 and 1,052,000 shares of Aloak Corp. for proceeds of $19,000. In addition the Company sold 208,500 common shares of Manson Creek Resources Ltd. for proceeds of $42,000 and exercised warrants to acquire 500,000 common shares for a total cost of $75,000. The Company received $66,000 upon the exercise of 600,000 stock options subsequent to period end.

The Company has an investment portfolio that at December 31, 2004 had a fair value of approximately $20,630,000. Fair values are based on market quotes and may not represent actual proceeds should these investments be sold, particularly given the large holdings in certain of the companies. However, the Company has ample opportunities to generate more cash and working capital through the sale of investments in an amount sufficient to fund future operations.

6) Related Party Transactions

The following non-arm's length transactions, (amounts rounded to nearest $1,000), occurred during the three months ended December 31, 2004:

Administrative

i) The Company paid or accrued $3,000 to a corporation related by virtue of certain common officers and directors for rent of shared office space and $3,000 for lease operating and miscellaneous costs.

ii) The Company paid or accrued $10,000 for consulting fees charged by officers' and directors' companies on an hourly or per diem basis for administrative services provided.

iii) The Company received or accrued from corporations related by virtue of certain common officers and directors $24,000 for allocated office and secretarial expenses

The amounts due from related parties relate to charges to related parties described in 1(a)(iii). The purpose of related company office and rent charges is to realize certain economics associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

4

CDG INVESTMENTS INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2004

6) Related Party Transactions (continued)

Other

Directors, or companies over which they have control or direction, subscribed to $450,000 of the $550,000 debentures that were outstanding at September 30, 2004. The debentures were converted into units comprised of one common share and one share purchase warrant during December, 2004 resulting in the issuance of 5,499,091 common shares and 5,499,091 warrants. An officer and director exercised 500,000 of these warrants at $0.11 per share during the three months ended December 31, 2004.

7) Contractual Obligations

The Company is party to a sublease agreement for office space whereby it is committed to pay the base lease costs over the term of the lease as well as its share of lease operating costs. The committed base lease costs for the following fiscal years are $12,150 in each of 2005 and 2006 and $3,050 in 2007 the final year of the lease.

8) Share Capital

a) **Authorized and Issued :**

Authorized: Unlimited number of shares without nominal or par value

Issued:

	Number of Shares	Amount
Balance, September 30, 2004	28,154,081	$42,644,074
Issued upon conversion of debentures	5,499,091	594,811
Issued upon exercise of warrants	500,000	55,000
Balance, December 31, 2004	34,153,172	$43,293,885

b) Stock options and warrants

Warrants

At December 31, 2004, share purchase warrants were outstanding that may be exercised to purchase the number of common shares indicated:

Expiry	Number of Shares	Exercise Price
March 14, 2006	3,000,000	$0.65
December 16, 2006	4,990,000	$0.11 - $0.13
December 21, 2006	9,091	$0.12 - $0.14
	7,999,091	

Options

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. Options are granted at the fair value of the shares around the grant date or a greater amount determined by the Directors.

During the period no stock options were granted, exercised or cancelled. Stock options to acquire 475,000 common shares expired on November 9, 2004. The following summarizes options outstanding at December 31, 2004, all of which vested immediately upon granting:

Expiry	Number of Shares	Exercise Price
June 4, 2007	1,975,000	$0.11

Subsequent to period-end 600,000 stock options were exercised at $0.11 per share for total proceeds to the Company of $66,000. Further 100,000 stock options exercisable at $0.11 per share were cancelled.

c) **Escrow Shares**

There are no escrow shares outstanding at period end.

5

CDG INVESTMENTS INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2004

9) Directors and Officers

James Devonshire, Chief Executive Officer and Director
Gregory Smith, Chief Financial Officer and Director
Robert Ingram, Director
Calvin Fairburn, Director
Barbara O'Neill, Corporate Secretary

10) Outlook

Management is currently investigating a reorganization that would help shareholders to realize the significant value that has accumulated in their Company.

11) Risk Factors

An investment in the Company's securities is considered speculative because the grass roots mineral exploration companies in which it invests are medium to long-term investments involving a high degree of risk. In this sector, it is not unusual for an investor to have to wait several years before being able to profit from his investment and losses can be incurred fairly rapidly. Few properties that are explored by these mineral exploration companies ultimately are developed into producing mines. The long-term success of the corporations in which the Company invests will be, in part, directly related to the cost and success of exploration programs. Substantial expenditures are required to establish ore reserves through drilling. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Although the Company has enjoyed the investor favor that is currently surrounding the mineral exploration and development sector and that is reflected in the fair value of the Company's investments, the sector will continue to be volatile as the prices of the base and precious metals being explored continue to be volatile.

12) Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

13) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

6

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Gregory Smith, Chief Financial Officer and director of CDG Investments Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CDG Investments Inc., (the issuer) for the interim period ending December 31, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

Signed:

February 28, 2005

"Gregory Smith"

Gregory Smith, Chief Financial Officer/Director

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, James Devonshire, President and Chief Executive Officer of CDG Investments Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CDG Investments Inc., (the issuer) for the interim period ending December 31, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

Signed:

February 28, 2005

"James Devonshire"

James Devonshire, President/CEO